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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              FORM S-6

For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

     A.   Exact name of Trust:

               THE PAINEWEBBER EQUITY TRUST,
               GROWTH STOCK SERIES 21

     B.   Name of Depositor:

               PAINEWEBBER INCORPORATED

     C.   Complete address of Depositor's principal executive office:

               PAINEWEBBER INCORPORATED
               1285 Avenue of the Americas
               New York, New York 10019

     D.   Name and complete address of agents for service:

               PAINEWEBBER INCORPORATED
               Attention: Mr. Robert E. Holley
               1200 Harbor Boulevard
               Weehawken, New Jersey  07087

               Copy to:

               CARTER, LEDYARD & MILBURN
               Attention: Kathleen H. Moriarty, Esq.
               2 Wall Street
               New York, New York 10005

     E.   Total and amount of securities being registered:

               An indefinite number of Units pursuant to Rule 24f-2 under the Investment Company Act of 1940.

     F. Proposed maximum offering price to the public of the securities being registered:

               Indefinite

     G. Amount of filing fee, computed at one-thirty-third of 1 percent of the proposed maximum aggregate offering price to the public:

               None Required Pursuant to Rule 24f-2

     H.   Approximate date of proposed sale to public:

               AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF
               THE REGISTRATION STATEMENT

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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                    THE PAINEWEBBER EQUITY TRUST
                       GROWTH STOCK SERIES 21

                        Cross Reference Sheet

               Pursuant to Rule 404(c) of Regulation C
                  under the Securities Act of 1933

            (Form N-8B-2 Items required by Instruction 1
                    as to Prospectus on Form S-6)
Form N-8B-2                                   Form S-6
Item Number                                   Heading in Prospectus
I.  Organization and General Information
 1. (a) Name of Trust                  ) Front Cover
    (b) Title of securities issued     )

 2. Name and address of Depositor      ) Back Cover

 3. Name and address of Trustee        ) Back Cover

 4. Name and address of principal      ) Back Cover
      Underwriter                      )

 5. Organization of Trust              ) The Trust

 6. Execution and termination of       ) The Trust
      Trust Agreement                  ) Termination of the
                                       )   Trust

 7. Changes of name                    )  *

 8. Fiscal Year                        )  *

 9. Litigation                         )  *

               II.  General Description of the Trust
                      and Securities of the Trust

10. General Information regarding      )The Trust
    Trust's Securities and Rights of   ) Rights of Unitholders
    Holders

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* Not applicable, answer negative or not required.


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		Subject to Completion Dated September 15, 1997

     		          PAINEWEBBER EQUITY TRUST

			   GROWTH STOCK SERIES 21


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						      A "UNIT INVESTMENT TRUST"
-------------------------------------------------------------------------------

	The attached final prospectus for The PaineWebber Equity Trust, Growth Stock Series 20 is hereby used as a preliminary prospectus for The PaineWebber Equity Trust, Growth Stock, Series 21. The narrative information and structure of the attached final prospectus will be substantially the same as that of the final prospectus for this Series. Information with respect to pricing, the number of units, dates and a summary of information regarding the characteristics of securities to be deposited in this Series is not now available since each Series has a unique portfolio. Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the day of the effectiveness of the registration statement relating to units of this Series.

	Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

	The prospectus dated September 4, 1997 contained in File No. 333-15797 is hereby incorporated by reference.


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          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 15th day of September, 1997.

                                   THE PAINEWEBBER EQUITY TRUST,
                                     GROWTH STOCK, SERIES 21
                                                  (Registrant)
                                   By: PaineWebber Incorporated
                                                (Depositor)

                                                Robert E. Holley
                                             Senior Vice President

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of PaineWebber Incorporated the Depositor by the following persons who constitute a majority of the Executive Committee of its Board of Directors in the following capacities and in the City of New York, and State of New York, on this 15th day of September, 1997.

PAINEWEBBER INCORPORATED
        Name                          Office

Donald B. Marron                   Chairman, Chief Executive
By                                 Officer, Director & Member of
                                   the Executive Committee

    Robert E. Holley
    Attorney-in-Fact*

Regina Dolan                       Senior Vice President, Chief
By                                 Financial Officer & Director

    Robert E. Holley
    Attorney-in-fact*

    Joseph J. Grano, Jr.           President, Retail Sales & Marketing,
By                                 Director & Member of the Executive Committee

    Robert E. Holley
    Attorney-in-fact*

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 *  Executed copies of the powers of attorney have been filed with the
    Securities and Exchange Commission in connection with the Registration Statement No. 33-19786.